Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

Commission File No.: 001-01063

Date: August 13, 2026

The following is a transcript of a conference call held as part of the J.P. Morgan Auto Conference on August 13, 2026 and attended by Byron S. Foster, President and Chief Executive Officer of Dana Incorporated (“Dana”), which included discussions regarding the proposed business combination between Dana and Mobility (USA) Corporation, a wholly owned subsidiary of Eaton Corporation plc.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Good morning, everyone. My name is Rajat Gupta, a member of the automotive equity research team at JPMorgan. Very pleased to have with us Byron Foster, President and CEO of Dana Corp. Byron has a few slides that he would like to run through, and then we’ll get into Q&A. So thanks, Byron.

Byron S. Foster

President and Chief Executive Officer

Okay. Great. Thanks for having me. Excited to be with you today. I promise I won’t bore you with a 100-page PowerPoint, but I had a couple three slides that I thought might be helpful to frame the discussion today.

So starting with our second quarter, we reported second quarter results a week ago. Had a really good quarter. Team remains focused on execution. We obviously have a lot going on with the company, and we’ll talk about that, I’m sure, in today’s conversation. But team remains focused on delivering solid results. You can see sales of just over $2 billion, and margins came in at 10.3% or $207 million. Cost savings has been a big part of our story over the last year and a half or so. We delivered $19 million of incremental cost savings in the quarter, working towards our overall commitment of $325 million that we put in place at the start of the program and continuing to work on some of the stranded costs that’ll be a result of our Off-Highway spend. So making good progress there.

Share repurchases was a big part of our story. When we announced the Eaton deal, we also announced that we would have to pause our repurchase program for 24 months. We were excited to announce that we are restarting the repurchases that will take place between now and the close of the deal. So that’ll be worth roughly $200 million that we will execute between now and the end of the calendar year. And that will put us on track to our commitment of $2 billion by the end of 2029. There’s a second piece of the repurchase story, and that’s our ability to repurchase stock post-closing of the Eaton deal. And we’re working on a solution there to see if we can’t restart that part of the program. So more news to come on that front.

And then also in the quarter, we gave an update on our Dana 2030 plan, which is a plan that gets the company pre-Eaton to a $10 billion top line and margins in the kind of 14% range. So we gave some updates on some wins on the aftermarket side as well as some work we’re doing on the defense side of the business. So overall, solid quarter, and really appreciate all the hard work from the team to deliver that result.

Next, just to talk a little bit about Eaton Mobility. That’s obviously a big news for us, and excited about the combination of Dana and Eaton Mobility. We expect that transaction to close in Q1 of 2027. Post-close on a pro forma 2026 basis, that will make the company $11 billion in top line and 15% EBITDA margins. As part of the transaction, we’ve announced $250 million of run rate synergies at the end of the second year of closing. So we gave a little bit more color in the earnings call on that $250 million and how we expect that to be delivered. And then another big part of the message around the combination is the – in our aftermarket position, we’ll have $1.7 billion aftermarket business with the combined companies.

And then just in the graphic there, you can see the picture of the truck. Really wanted to highlight the complementary products that come together as part of this combination with the blue driveline products being traditional Dana product lines. And then in the green there, you can see the transmission business that is coming as part of Eaton. And then it’s not shown here, but also as part of the engine, we both supply various components into the engine system. So we really see this combination as complementary on many fronts, both from a product and technology standpoint. A lot of synergy between the two groups.

And then my last slide is just kind of the key messages and the key focus for Dana. So one is staying focused on execution and delivering our Dana 2030 plan. That plan is about top-line growth, top-line profitable growth in our traditional markets as well as aftermarket, and some of the adjacencies that we see in the business. It’s also about execution and continuing to drive more efficiency in the business on the cost side. And then obviously getting ready for day one with the Eaton transaction closing in Q1 of 2027, working on the share repurchase plan. The deal, I should highlight, will be structured as a split off, which we think will minimize the churn in the stock as the transaction closes in Q1. And then making sure we’re ready to deliver on what we think will just be a fantastic combination between Dana.

So appreciate you give me a couple of minutes to kind of set the stage on the slides and happy to get into the conversation.

Question and Answer

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Got it. Thanks. That was a very helpful quick overview. Maybe, you know, let’s get right into just the combination. The business, the mobility business is complementary right across the drive lines, transmissions, engine components, sitting alongside what you already do in axles, driveshafts. Could you walk us through why this is the right combination and what it delivers that the organic plan you perhaps could not? I mean, is this – is the biggest unlock to scale in commercial vehicle aftermarket [indiscernible] (00:17:01) selling or maybe faster margin?

Byron S. Foster

President and Chief Executive Officer

Yes, a great question. I would say so first of all, I think the core Dana 2030 plan, we remain committed to and we believe that there’s real opportunity in the improvements that we will continue to make in the core Dana business. I think the combination of Eaton only accelerates those Dana 2030 plans. If I think about aftermarket as one example, we have aspirations in the Dana 2030 plan to grow our aftermarket business, which requires investments in sales teams on the ground serving the market. Now, those teams we were going to have to put in place and grow organically. Those groups are in place at Eaton, so we can leverage that outreach, if you will, and provide those folks on the ground with a broader portfolio to serve those customers. So that’s one example.

I think the other thing is it brings a better balance between our Light Vehicle and Commercial Vehicle segments. We remain focused on those two to core markets. This grows our position in CV, which we believe is good for the company and the overall balance in the portfolio. So it brings added scale. So when we talk about synergies, purchasing is one example where we see significant purchasing synergies by bringing the two companies together just via the added scale. And so they’re just a number of complementary pieces when we look at the products, and I show kind of the graphic of the commercial truck and where the products physically connect to each other and how we can now think about and look at that more as a system opportunity to provide more efficient powertrains and drive to our customers.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Any initial conversations, like, with customers where you’re starting to see some of those cross-sell opportunities? What’s...

Byron S. Foster

President and Chief Executive Officer

Well, we’re still in a stage with the transaction where we can’t gun jump and really get into the specifics with our customers. But I would just say that the transaction has been met very favorably by our customers as we obviously have had comments about the deal and why we’re doing it. And I would say there’s a lot of support from the combination of the companies.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Understood. Maybe like, you know, since we’re on the intermobility topic, you know, just, you know, just going into the synergies a bit more detail. It’s $75 million year one, $200 million realized by year two, and then $250 million into year three. Year one seems to be some of the low-hanging fruit around ERP integration, back office, redundant overhead costs, and just lowering redundant expenses. And year two seems a bit of a lift particularly around automation, procurement, logistics. Obviously, nothing is easy, but maybe you can draw some parallels from the cost saves improvements in core Dana over the last couple of years and that can provide us comfort of the execution.

Byron S. Foster

President and Chief Executive Officer

Yes. I would say just – and I mentioned it in my opening comments, but we have taken $325 million – we’ll have taken $325 million of cost out of the Dana business over the last year and a half. So this is a muscle that we have developed as a company in terms of lean operations, rethinking the way we do business, rethinking the way we organize ourselves to deliver for our customers. And so this is something we know how to do. We have set up the workstreams. And you mentioned the areas, right? So it’s about corporate overhead structures. It’s about purchasing centers, manufacturing footprint, automation improvements in the plant. So we have set up the workstreams with the targets and an initial set of action plans which are being refined and ready to execute from day one. So we are highly confident in the $250 million of synergies that we can deliver as part of this combination. And we’re obviously have goals in place for a higher number that we’re striving for internally because everything we obviously put on the initial plan will bear fruit. So we’re shooting for a higher number to ensure we deliver the $250 million.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Got it. Okay. And we look forward to hearing more on that once the deal is closed. Maybe, you know, just to close out on some of the dynamics tied to the transaction. Obviously, one of the biggest – bigger concerns when you announced this back in June was, you know, just some of the pause in capital return. And you have since then obviously reintroduced the buyback. Maybe, you know, help us understand what needs to get resolved to maybe restart that buyback post-close. What are the moving pieces we should keep in mind? How much is like just a tax structure question? How much is it just negotiation with Eaton? I mean, could you just help us?c

Byron S. Foster

President and Chief Executive Officer

Yes. No, that’s a fair question. Again, we’ve restarted the buyback and, you know, we’ll buyback $200 million between now and closing or now and the end of the year. And we’ll continue that buyback up until closing, which will be sometime in Q1. In terms of post-closing and this 24-month pause that we’re working to eliminate, it’s really a question of our legal teams and our tax teams making sure that if we reinstitute the buyback that we don’t inadvertently trigger a tax event for the Eaton shareholders or the Dana shareholders in that case. So that is being worked in and studied, if you will, and we expect feedback on that work in the coming kind of days and weeks. And then we’ll get together with our Eaton colleagues and make a final decision. But I would say from a Dana Eaton standpoint, we’re both hopeful that we can get the buyback restarted, and it’s not really going to be a negotiation between us. It’ll be, hey, can we do this in a proper way that doesn’t trigger a tax event? And if the answer is yes, I think we’ll have good news to report on that front.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Got it. I’ll just pause there for a second to see if any questions from the audience here. None at this time. So going back to like just recent results, you know, just recapping second quarter. Margins expanded again. The cost program is now within $15 million of the core Dana target, which kind of raises the question of, you know, what’s the path on margins from here? Could you shed some light on, you know, what’s driving the improvement at this point, pricing, mix, efficiency in automation? How much of that is structural versus still in like a catch-up phase?

Byron S. Foster

President and Chief Executive Officer

Yes. So we’re proud to continue to deliver expanded margins kind of quarter over quarter as part of the improvement plans that we’ve put in place over the last 18 months or so. And we’ve obviously talked a lot about the cost reduction effort and the $325 million. But I would say the improvements in the business are much deeper than that. So if I think about our in-plant productivity as one example and the things we’re doing in automation, so that’s a big workstream for us in Dana 2030. Those projects are live and being implemented kind of as we speak. And we’re seeing the benefits of that begin to flow through.

When I think about our product line, focus on product line profitability, I showed a slide in our Capital Markets Day back in March where we had an example of a plant where, you know, we make 80% of our margin on 20% of the parts. So the classical, hey, what are we doing with the bottom end of the tail from a profitability standpoint? And we’re either fixing those operationally or engineering or design wise or commercially. And if we don’t have a path to fix, then we’re exiting those product lines. So I think you’re seeing the combination of all those efforts on multiple fronts come through in the results. And that’s what gives us – gave us confidence to raise our guide for the back half of the year combined with the fact that we’re getting some tailwind in terms of the [indiscernible] (00:25:24) starting to rebound and seeing some better volumes in that part of our company.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Understood. And maybe could you double click on China a little bit? What – just the drivers of the equity income revision in the region. Obviously, it’s been a tough market for many companies. Just any – if you could shed some more light on just the weakness areas or customer mix there, whether this is more [indiscernible] (00:25:50)

Byron S. Foster

President and Chief Executive Officer

Yes. I wouldn’t see it as a really big issue for us because China is a relatively small part of our business with the majority of it being North America focused and then Europe following, so not a big piece for us. But we just saw some softness in the quarter around certain customers and vehicle platforms where the returns are pretty good for us. And so when we see the volumes softening for the period, it can have a bit of an impact. But I don’t see anything structural there that we’re really concerned about.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Understood. And since we are like now in the second half of 2026 and, you know, this is a point of the year when people are starting to look at 2027 and, you know, just the puts and takes...

Byron S. Foster

President and Chief Executive Officer

It’s almost over. It’s crazy. Yes, it’s for the best. So, yes, we’re starting to look at 2027 for sure.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

It’s true. So what are some of the puts and takes for 2027 for us to keep in mind? Any key regions, somewhat of the China piece, any key programs for us to track to keep in mind. There’s obviously the whole Commercial Vehicle cycle.

Byron S. Foster

President and Chief Executive Officer

Yes. I would say a couple of things. So we expect the commercial vehicle market to continue to improve for us, so that’ll be something to look out for. On the light vehicle side, you know, we have a couple of new launches and programs that will begin to take hold in 2027, be it the Super Duty volume expansion should really take hold as well as a couple of new vehicle launches. And then I would say, you know, we highlighted a couple of the applied technologies workstreams where we talked about defense. We talked about power. So I would say you’ll begin to really see some of that begin to take traction. We’re already seeing some uptick in volume on the defense side for the second half of 2026. That should continue into 2027 and working to gain new programs in the defense space as well as powersports.

And then aftermarket’s another piece where you should keep an eye out for improvements in that part of our business. We talked a lot about some of the national chains where we’ve won some orders and expanding our footprint in North America with the Victor Reinz sealing brand. So that should continue to gain momentum. And then obviously in – at the end of Q1 of 2027, we’re going to close on that. So that’ll be a whole new piece. So we’re excited about 2027. We’re obviously finalizing our plans and look forward to sharing the plans for 2027 here shortly.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Yes. Maybe we can, you know, double click on some of those items, maybe starting with Commercial Vehicle. It was the largest driver of the 2026 guidance raise. But – and also – I mean, you know, just to make sure the audiences is aware, I mean, it’s sometimes like Dana’s exposure is not a clean read to digest headline [indiscernible] (00:28:41)

Byron S. Foster

President and Chief Executive Officer

Exactly.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

It skews more towards medium duty and bus. Could you just help recalibrate the recovery, you know, for Dana’s [indiscernible] (00:28:50)?

Byron S. Foster

President and Chief Executive Officer

Yes. So I would say on both the Light Vehicle and Commercial Vehicle side, you really kind of have to double click to understand what’s going on with our business compared to what the headlines may say. So on the Commercial Vehicle side, Class 8 is obviously improving, and we have some tailwind there, and we participate in that space. But we also participate in kind of medium duty and bus segments, right, and we’re seeing some softness in those spaces. South America is another big region for us from a commercial vehicle side, not kind of seeing the same kind of robust growth that we’re seeing in the North America commercial vehicle space or Class 8 space.

So you kind of have to take all that equation into account. And net-net, we are seeing an improvement, maybe not at the same clip as just the Class 8 headline. Same on the light vehicle side, right? When you look at the light vehicle bill, you really have to double click into the full frame truck space, which is where we focus our efforts. And sometimes you can have a different mix implications, if you will.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Got it. Has anything changed? I think at a conference in June, you talked about some positive trends you were seeing. And obviously, it led to, like, the guidance raise. But anything that’s changed in more recent months around the trajectory, or is it still pretty much on track?

Byron S. Foster

President and Chief Executive Officer

Yes. I think we – I feel great about the trajectory. And it’s because, you know, we’re putting in the work at the detailed level to improve the business on the shop floor up. And that’s why you’re seeing the results you’re seeing. And that’s why we feel good about improving the margins in the back half of the year because we are a more focused, more efficient company focusing on the products and the customers in the spaces where we think we can bring value and create the kind of returns that we want to deliver for our shareholders.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Right. And with Eaton Mobility coming in, obviously that exposure becomes a lot bigger now with Commercial Vehicle. So how should we think about the combined cyclicality now when you have into [indiscernible] (00:31:04)?

Byron S. Foster

President and Chief Executive Officer

Yes. It becomes larger – a larger part of our story for sure, the Commercial Vehicle piece, which we think net-net is a good thing. A bit overweighted to light vehicle today, and from a customer concentration standpoint, this also adds diversity to our customer base, which is a good thing. And the growth in the aftermarket piece, which will become a larger and larger part of the Dana story, I would say, is interesting and attractive for us because of the margin profile in that segment of the company, as well as the fact that it tends to be more stable from a cyclicality standpoint, yes.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Right. Makes sense. Just digging into the other piece, right, on Light Vehicle, you mentioned the Super Duty ramp next year. Given like this was not like a big incremental capital investment needed on your side, given, you know, the extra capacity coming on from Ford, could you give us a sense of, you know, the content and margin profile on just incremental volume, you know, for a program like this, which requires not a lot of extra capital at your end?

Byron S. Foster

President and Chief Executive Officer

Yes. So look, this is – you don’t get many more interesting opportunities than growing one of your core platforms, incremental volume that you can flow largely through the capital structure you have in place. There was some level of incremental capital, but nothing like launching a new program. So, you know, the contribution margin on that volume should be good for us and I would say keeping in line with what you typically see from our ability to convert incremental volume.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Understood. Just lastly on, you know, the Light Vehicle programs, you know, the incumbent base looks pretty well protected, you know, with major body and frame and light truck programs, you know, anchoring the business. And it also carries a meaningful, like, meaningful part of the walk to 2030. Could you walk us through how much of the revenue base is now committed? It would say through the end of the decade. And what the cadence looks like, you know, for converting the additional bucket, you know, in [indiscernible] (00:33:09)

Byron S. Foster

President and Chief Executive Officer

Yes. I would say when you look at our walk to the $10 billion that we laid out for Dana 2030, the real areas where we have to go capture that business, that’s not either in today’s backlog or in the market tailwind from commercial vehicle is really around aftermarket and our applied technologies space, right? And we’ve given a few highlights of some of the wins and aftermarket and the activities we’re doing there, as well as some of the things on the defense side. Powersports is another area that we’re chasing. So of the $10 billion, you know, I don’t know, there’s roughly $1 billion or so that we’re still chasing. The rest is either secured in the backlog or in high-confidence programs that we’re pursuing on the traditional side. And then we have the activities in the new spaces in aftermarket.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Understood. Clicking on the aftermarket piece, you know, between the distribution center and just the skew expansion with the large national retail chains and the new heavy duty partnership, I mean, the aftermarket push is really starting to show up in the numbers. Could you shed some light on, you know, how sticky that shelf space is once you have it? And how much further could both channels go? Maybe you could also talk about the North America ceiling ramp as well.

Byron S. Foster

President and Chief Executive Officer

Yes. I mean, look like with most of our business in terms of your question of stickiness, it’s about execution and delivering value for our customers. And in the aftermarket space, that looks like very strong fill rates, a broad product breadth to cover the needs of all the aftermarket customers, and the brand proposition with Victor Reinz and the OE quality that we’re able to deliver to our customers. That’s how we’ve been able to get our foot in the door to take over DCs from competitors. And now it’s about executing on those commitments. And I think that business will become increasingly sticky, and our customers will look to give us more and more opportunities [indiscernible] (00:35:21). So that piece, the national retail piece with our Victor Reinz sealing product, we feel really good about a lot of great momentum there, a lot of positive feedback from the customers on some of the first launches of that product line.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Right. And you mentioned about the constraint on distribution where on demand on North America sealing. How quickly can that $40 million run rate, you know, move towards like more of a couple hundred million opportunity?

Byron S. Foster

President and Chief Executive Officer

Yes. You sound like me in the reviews with my team. I’m asked that question every day. So I would say quickly, what we have to do is ramp up our capacity and distribution center capacity and capability. And so we’re working that equation now, and we’ve got some solutions that’ll come online next year to allow us to serve because the demand is there. Our customers want to expand with us, and we’re putting the capacity in place to be able to meet that demand.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Got it. I’ll just pause there for a second to see if any questions from the audience here. A little quiet room today. Maybe on applied technologies are a big part of the 2030 story. Defense looks like, you know, it’s converting faster than originally frame. Could you give us a sense of how meaningful it can become against the $400 million applied technologies target and how quickly these programs ramp, you know, once they’re awarded?

Byron S. Foster

President and Chief Executive Officer

Well, I think we’re all seeing the headlines today about increasing demand for defense products and putting capacity online. So I would say in general, these program opportunities are running at a faster clip from a development cycle than what we would tend to see on our OE side. And their ability – the ability to do that is largely driven around the fact that they’re looking to take off-the-shelf technologies and products that exist and upfit them, if you will, for defense applications as opposed to starting from scratch. So think about the development cycle being more like a year to maybe 18 months versus 24 months to up to 2.5 years. So they’re moving fairly quickly. We talked about – hinted at a major new program that we’re working on kind of a rapid prototype phase. We expect that to turn into a production order towards the end of the year, so coming online late 2027, early 2028, in that example. So moving fairly quickly. In terms of what this defense piece of our Applied Technologies could look like in the 400, hard to put a number on it, but it’ll be three digit, $100 million to 200 million type opportunity...

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Got it...

Byron S. Foster

President and Chief Executive Officer

...off what we think is roughly 40.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Understood. And also like on applied technologies, it carries a higher margin threshold, you know, for anything that enters that bucket...

Byron S. Foster

President and Chief Executive Officer

Yeah.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

...with powersports as the other leg. Any – I know you touched on powersports briefly earlier, but any update on, you know, where it stands commercially today? Initial opportunity is still like drive time propshaft distribution, or has it shifted more towards, you know, hybridization? How you protect those margins, you know, as the [indiscernible] (00:38:37)?

Byron S. Foster

President and Chief Executive Officer

Yes. So powersports is another exciting opportunity for us. A lot of good traction in that space. We’re talking to all of the top players at their chief technology officer level, day-long workshops around how Dana can bring value to their products. And basically they’re looking to bring OE level quality to their vehicles because these vehicles are now becoming much more than maybe when they started in terms of the powertrain, the demands on the vehicle, the powertrain, the horsepower of these vehicles, and the applications are starting to look more like small, you know, light vehicles or trucks, if you will, than maybe where they started. So they’re – this has shifted to a low-cost type of product line. And they’re looking to get now back to a more robust, higher quality product line. Fits right into our sweet spot. We’re able to take technologies that are off the shelf, provide real solutions that improve the performance of the vehicles, the quality, the warranty, etcetera. So a lot of good conversations. The RFQ opportunities are starting to come through and working to start converting those, much like we’re doing on the defense side.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Great. I wanted to quickly move on to another, like, category, you know, thermal and battery cooling plates. It feels like one of the more interesting hidden options in the portfolio. Opportunities are showing up in, you know, battery energy storage systems, data centers, high-performance compute. Could you walk us through the technology a little bit, steam versus gas, heat dissipation like cooling channels? Like, what makes Dana advantaged, you know, if this market opens up?

Byron S. Foster

President and Chief Executive Officer

Yes. So a little surprised that it took this long to get the data centers, right?

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

I want to make sure [indiscernible] (00:40:34)

Byron S. Foster

President and Chief Executive Officer

Look, it very much is we’re intrigued by the space and the opportunity for sure. And we think about it in our applied technologies workstream, which is the same spot where we’re chasing defense and powersports. And we’re doing the same kind of – asking ourselves the same questions. Do we have technology that’s off the shelf can solve a problem for our customers? Our thermal capabilities in the auto space, we think, are world class. We’ve been focused on thermal management in EV applications, in our battery cooling plays as we’ve talked about. We have some unique technology in that space in terms of our fluxless brazing technologies which provide, we believe, differentiated solutions for our customers. So the requirements from a data center standpoint are comparable and, in many ways, not as stringent as what we find in automotive. But we believe from a core technology, there’s something there. We’re working with the tiers in that space now about the needs and how we can apply those technologies, be it in the data center infrastructure, at a circuit level, board, chip level, etcetera. And we have different, I would say, engineer-to-engineer type solutions that are being discussed. It’s still early days, but we have a team on it and seeing if there’s something we can convert their business.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

And you’ve talked about it as a $2 billion TAM right now.

Byron S. Foster

President and Chief Executive Officer

We believe that’s what the TAM is. Yes. And we’re looking to see if we can’t carve out a space in that. And as soon as we have something that we think is real, just like we shared in defense, we’re going to put that in front of the market to let them know what it looks like.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Got it. Any initial sense of timing, you know, when you could see some of that revenue like for 2030 or before that?

Byron S. Foster

President and Chief Executive Officer

Don’t know yet.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Okay.

Byron S. Foster

President and Chief Executive Officer

Nice try, but we’re working it. And probably first – by the, let’s say, back half of this year, first couple of quarters next year, we should be able to frame what that really looks like for us.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Understood. Just want to quickly, like, ask one more on margins just to round out the whole earnings framework. [indiscernible] (00:42:57) automation, looks like there’s a large amount of low-hanging fruit on loading, unloading, material handling, repeatable plant process. Could you give us a sense of where you are in just the deployment there? And like, any sense of payback profile? And does the Eaton footprint have a lot of opportunity or gives you a larger canvas, you know, for that playbook?

Byron S. Foster

President and Chief Executive Officer

Yes, for sure. So like with all of our Dana 2030 initiatives, the leadership team, we come together weekly and we talk about the various workstreams and how we’re progressing. We actually just had a review on our automation workstream last Friday, and I would say team is progressing well. We’ve got multiple projects on multiple fronts across plants, great sharing of ideas in terms of applications, you know, where we solve a problem in one plant, our ability to copy-paste across the network is fully there, and we’re seeing that. And it’s in repetitive processes in our plants. Think about loading and unloading parts, saw some pretty low-hanging fruit in terms of automating those jobs that people, quite frankly, don’t want to do. So our ability to implement those is good there and actually helpful in terms of morale within the plants. Starting to launch our AMR, so we’re moving material now autonomously through the plants just starting that work. And so we’re still in, I would say, kind of the first of multiple phases of rollout, primarily in North America. Then we’re starting in Europe as well.

In terms of Eaton, relative to what we’ve seen from the sites we visited [indiscernible] (00:44:39) that opportunity exists within the Eaton plants as well. So we’re anxious to get the Eaton team on board and start sharing those best practices and investing in the plants in a similar way.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Just one last question, so you have a minute. I wanted to put in the USMCA question in. Just given your reports of just pushing for higher US content, could you give us a sense of how much of your content is already US made? And is the footprint likely to become a competitive advantage, you know, as some of the customers [indiscernible] (00:45:14) frame?

Byron S. Foster

President and Chief Executive Officer

Yes. Well, we are – as you know, we have a pretty high mix of our company that’s based in North America. And having gone through this, this entire wave of tariffs and rules and the changes and look, it’s obviously driven all of us to take a look at our global footprint and our global network and look for ways to optimize that relative to the push towards more manufacturing in the US. We continue to look at those opportunities collaboratively with our customers. And I think as the rules change with the USMCA, we’ll continue to be diligent about how we think about the footprint to deliver the net-net lowest cost product to our customers. And we’ve – actually, one of the awards that we highlighted in our Q2 earnings was with Ford Motor Company. And that award specifically was on collaboration around the topic of tariffs. So we’ve really developed, I think, a great team and process around managing the tariff topic in the global supply chain with our customers. And we’ll continue to do that as the rules evolve.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Got it. Okay. Great. That’s all the time we have. So...

Byron S. Foster

President and Chief Executive Officer

Okay. Great. Thanks for the invite. Yes. It’s great.

Rajat Gupta

JP Morgan Chase & Co, Automotive Equity Research Team

Thank you.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”), as well as statements regarding Dana’s business, financial condition and results of operations more generally. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “potential,” “continue,” “ongoing,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding Dana’s current expectations, estimates and projections about its industry and business, the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties and are not guarantees of future results. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the proposed transaction on Dana’s stock price; restrictions on the conduct of Dana’s business prior to and after closing and on its ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers or other counterparties; and other risk factors detailed from time to time in Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction.

This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO; THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA.

Adjusted EBITDA is a non-GAAP financial measure which we have defined as net income (loss) before interest, income taxes, depreciation, amortization, equity grant expense, restructuring expense, expenses related to the acquisition of the Eaton Mobility business, non-service cost components of pension and other postretirement benefit costs and other adjustments not related to our core operations (gain/loss on debt extinguishment, pension settlements, divestitures, impairment, etc.). Adjusted EBITDA is a measure of our ability to maintain and continue to invest in our operations and provide shareholder returns. We use adjusted EBITDA in assessing the effectiveness of our business strategies, evaluating and pricing potential acquisitions and as a factor in making incentive compensation decisions. In addition to its use by management, we also believe adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate financial performance of our company relative to other Tier 1 automotive suppliers.

Adjusted free cash flow is a non-GAAP financial measure which we have defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment plus proceeds from sale of property, plant and equipment plus cash paid for Off-Highway business divestiture related activities and cash paid for Eaton Mobility acquisition related activities. We believe adjusted free cash flow is useful to investors in evaluating the operational cash flow of the company inclusive of the spending required to maintain the operations. Adjusted free cash flow is not intended to represent nor be an alternative to the measure of net cash provided by (used in) operating activities reported in accordance with GAAP.

These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC and/or the accompanying financial information, except for financial guidance, projections and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation. For example, we have not provided a reconciliation of our adjusted EBITDA outlook to the most comparable GAAP measures of net income (loss). Providing net income (loss) guidance is potentially misleading and not practical given the difficulty of projecting event-driven transactional and other non-core operating items that are included in net income (loss), including restructuring actions, asset impairments and certain income tax adjustments. The accompanying reconciliations of these non-GAAP measures with the most comparable GAAP measures for the historical periods presented are indicative of the reconciliations that will be prepared upon completion of the periods covered by the non-GAAP guidance.